						EXHIBIT 12.1

ARGONAUT GROUP, INC.
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

	Three months ended
	March 31,		Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
(in millions, except ratios)

Earnings:
Income (loss) from continuing
operations before provision for
income taxes	$37.4	$31.2	$163.0	$ 81.5	$60.7	$135.3	$ (21.1)

Add:
Fixed charges	4.0	4.2	16.4	21.0	16.9	13.3	2.2
Total earnings (loss)	$41.4	$35.4	$179.4	$102.5	$77.6	$148.6	$ (18.9)

Fixed charges
Interest expense, net	$ 3.3	$ 3.1	$ 13.0	$ 15.0	$11.0	$ 8.4	$ -
Preferred stock dividends	0.1	0.6	1.5	3.4	3.8	2.8	-
Rental interest factor	0.6	0.5	1.9	2.6	2.1	2.1	2.2
Total fixed charges	$ 4.0	$ 4.2	$ 16.4	$ 21.0	$16.9	$ 13.3	$ 2.2

Ratio of earnings to fixed charges	10.4:1	8.4:1	10.9:1	4.9:1	4.6:1	11.2:1	(A)

(A) Earnings were inadequate to cover fixed charges by $21.1 million